Exhibit (a)(11)

April 4, 2002

Introduction

Hi, I’m Phil Odeen.

It’s been a few weeks since my last Webcast when I provided an update on the Northrop Grumman situation. Today’s Webcast will again cover timely issues on this subject, but first I want to take a moment to say thanks to each of you.

I realize this is a very unusual time for TRW and an uncertain time for all of you.

Throughout these past several weeks, I’ve seen you display the same sense of cooperation, unity, and pride that’s been the backbone and culture of this company for more than 100 years. You have continued to anticipate and meet customer needs, get products out rapidly, and make decisions quickly. Speed, focus, and accountability are at the very heart of how we function at TRW, even in a period of change.

Northrop Grumman’s below-market offer

As you know very well, Northrop Grumman has made an unsolicited offer to purchase your TRW shares for $47 per share...subject to a collar...a price that’s well below the current market price. It has also submitted various proposals that would facilitate the acquisition of our company by Northrop Grumman. These proposals will be considered at two separate shareholder meetings — one on April 22nd and one on April 24th.

A booklet is in the mail

To help provide you with a better understanding of what these proposals mean, you’ll be receiving shortly a booklet at home that provides an overview of Northrop Grumman’s proposals and the reasons your Board has recommended that you vote against them.

These shareholder meetings, together with the response of TRW shareholders to Northrop Grumman’s exchange offer, will determine the future of TRW.

Well positioned for a successful future

Let me spend a moment telling you how your board and I see that future and how we expect to drive TRW’s success.

But first let me say that TRW is a very different company today than it was a year ago. And it’s largely your hard work, especially over the past year, that’s enabled us to get to this point.

I believe 2001 was a transforming year for TRW.

We took action to create a performance-driven culture and sharpen our focus on customers and productivity. I’m proud to say that we’re succeeding in meeting our goals.

Net debt was radically reduced by about $1 billion.

We generated $640 million in cash flow.

Automotive clearly outperformed its competition and stabilized profitability despite a tough environment.

Systems and Space & Electronics reported record-level backlogs, and we believe these businesses will continue to be in the sweet spot of growth in national defense.

Aeronautical Systems maintained a leading position in all product areas, and we believe it’s well positioned to benefit from the improving economic trends across the aerospace business.

We met expectations in every quarter last year, and we’re on track to meet — or possibly exceed — our 2002 earnings estimate of $3.30 per share.

TRW is a global leader, poised for growth. Right now, all systems are go!

We have a stronger, deeper management team with some new players and an expanded Board with three chief executive officers of growth-oriented technology companies, including Ken Freeman, our lead director.

Our businesses are nimble and keenly focused.

And we believe we’re on the cusp of capturing significant upside potential from positive economic trends across the industries in which we operate.

Clearly, TRW is ready to take the next step in its transformation. And the timing could not be more perfect.

Our shareholder value enhancement plan

As you know, we’ve announced a plan to accelerate our debt reduction program. We’re pursuing the sale of Aeronautical Systems. Its employees are among the best in the business, and we’re certain their talent will be duly recognized. In addition, we’re pursuing the spin-off of our Automotive business, and it should be completed by the end of the year.

With the separation of our Automotive business, we’ll be creating not just two pure plays — but two power plays.

Each company will be focused on its unique customer base and free from conglomerate restraints.

Each company will be appropriately capitalized with financial flexibility.

And each company will be well positioned to capture value against best-in-class industry benchmarks.

As employees, you’ll benefit from being part of a more focused organization. As shareholders, you’ll benefit from the value we expect this plan to create.

TRW: a company with a bright future

I am asking you to continue to believe in TRW and its bright future by not exchanging your TRW shares and by voting against the proposals submitted by Northrop Grumman at both the Special Shareholders Meeting and the Annual Meeting.

We believe that our plan is the right plan for TRW, and with your help we will make it work.

A personal thank you

Let me stress again how honored I am to be leading this great company, which we know is widely recognized as one of the premier companies in the world. We have great people, great products, and great — and I should add — happy customers.

I thank you again for your hard work, the focus on your job and the needs of your customers, and your support for the company and your Leadership Team.

Thank you for all you did to get 2002 off to a strong start!

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Certain of the information contained in this Webcast should be considered “forward-looking statements” that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and TRW is not aware of any judicial determination as to the applicability of such safe harbors to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that the preparation of any such forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the Company’s control. Further, the Company’s results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts;

pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: (i) that an agreement relating to any investment in the Company, or relating to any sale or other distribution of all or a part of the Company’s operating businesses will be reached, or that if an agreement is reached, that the transactions contemplated by such agreement will be consummated; (ii) that the Company will spin off the automotive business or that such spin-off will be complete within six to nine months; (iii) that the Company will be successful in reducing the amount of its indebtedness, or that the methods described for debt reduction will be utilized; (iv) as to the amount by which debt will be reduced; (v) that the Company’s strategy will deliver any particular level of value to TRW shareholders; (vi) that defense spending will rise and research, development, test and evaluation budgets will increase; (vii) that the commercial aerospace industry will stabilize; (viii) that North American 2002 light vehicle production will increase from 2001 levels; (ix) that 2002 earnings per share estimates will be met or exceeded; (x) with respect to the expected amounts of the Company’s operating cash flows in 2002, that such amounts will be utilized to reduce the amount of the Company’s indebtedness; (xi) with respect to the amounts that will be realized, if any, by the Company from divestitures; (xii) with respect to the amount of sales, earnings per share or cash flow that will be realized by the Company in 2002; and (xiii) that the Company’s costs will decrease in 2002. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obl igation to update such estimates to reflect actual results, changes in assumption or changes in other factors affecting such estimates other than as required by law.